UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No. 7)*

ChinaEDU Corporation
(Name of Issuer)

Ordinary Shares in the form of American Depositary Shares
(Title of Class of Securities)

16945L107
(CUSIP Number)

David L. Ronn McGuireWoods LLP 600 Travis Street, Suite 7500 Houston, Texas 77002-2906 (713) 353-6671
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 16, 2012
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

(Page1 of 20)

CUSIP No. 16945L107	SCHEDULE 13D	Page 2 of 20

1	NAMES OF REPORTING PERSONS. Lake Union Capital Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,856,021
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,856,021
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,856,021[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.3%
14	TYPE OF REPORTING PERSON PN

1 As of August 16, 2012, the Reporting Person beneficially owns 952,007 American Depositary Shares, representing 2,856,021 underlying Ordinary Shares.

CUSIP No. 16945L107	SCHEDULE 13D	Page 3 of 20

1	NAMES OF REPORTING PERSONS. Lake Union Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,856,021
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,856,021
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,856,021[2]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.3%
14	TYPE OF REPORTING PERSON IA

2 As of August 16, 2012, the Reporting Person beneficially owns 952,007 American Depositary Shares, representing 2,856,021 underlying Ordinary Shares.

CUSIP No. 16945L107	SCHEDULE 13D	Page 4 of 20

1	NAMES OF REPORTING PERSONS. Michael Self
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,856,021
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,856,021
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,856,021[3]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.3%
14	TYPE OF REPORTING PERSON IN

3 As of August 16, 2012, the Reporting Person beneficially owns 952,007 American Depositary Shares, representing 2,856,021 underlying Ordinary Shares.

CUSIP No. 16945L107	SCHEDULE 13D	Page 5 of 20

1	NAMES OF REPORTING PERSONS. Columbia Pacific Opportunity Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Washington
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 9,388,026
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 9,388,026
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,388,026[4]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.4%
14	TYPE OF REPORTING PERSON PN

4 As of August 16, 2012, the Reporting Person beneficially owns 3,129,342 American Depositary Shares, representing 9,388,026 underlying Ordinary Shares.

CUSIP No. 16945L107	SCHEDULE 13D	Page 6 of 20

1	NAMES OF REPORTING PERSONS. Columbia Pacific Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Washington
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 9,388,026
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 9,388,026
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,388,026[5]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.4%
14	TYPE OF REPORTING PERSON IA

5 As of August 16, 2012, the Reporting Person beneficially owns 3,129,342 American Depositary Shares, representing 9,388,026 underlying Ordinary Shares.

CUSIP No. 16945L107	SCHEDULE 13D	Page 7 of 20

1	NAMES OF REPORTING PERSONS. Alexander B. Washburn
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 9,388,026
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 9,388,026
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,388,026[6]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.4%
14	TYPE OF REPORTING PERSON IN

6 As of August 16, 2012, the Reporting Person beneficially owns 3,129,342 American Depositary Shares, representing 9,388,026 underlying Ordinary Shares.

CUSIP No. 16945L107	SCHEDULE 13D	Page 8 of 20

1	NAMES OF REPORTING PERSONS. Daniel R. Baty
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 9,388,026
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 9,388,026
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,388,026[7]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.4%
14	TYPE OF REPORTING PERSON IN

7 As of August 16, 2012, the Reporting Person beneficially owns 3,129,342 American Depositary Shares, representing 9,388,026 underlying Ordinary Shares.

CUSIP No. 16945L107	SCHEDULE 13D	Page 9 of 20

1	NAMES OF REPORTING PERSONS. Stanley L. Baty
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 9,388,026
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 9,388,026
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,388,026[8]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.4%
14	TYPE OF REPORTING PERSON IN

8 As of August 16, 2012, the Reporting Person beneficially owns 3,129,342 American Depositary Shares, representing 9,388,026 underlying Ordinary Shares.

CUSIP No. 16945L107	SCHEDULE 13D	Page 10 of 20

1	NAMES OF REPORTING PERSONS. Brandon D. Baty
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 9,388,026
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 9,388,026
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,388,026[9]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.4%
14	TYPE OF REPORTING PERSON IN

9 As of August 16, 2012, the Reporting Person beneficially owns 3,129,342 American Depositary Shares, representing 9,388,026 underlying Ordinary Shares.

CUSIP No. 16945L107	SCHEDULE 13D	Page 11 of 20

Note: This Amendment No. 7 (the “Amendment”) amends and supplements the Schedule 13D originally filed with the Securities and Exchange Commission (the “Commission”) on August 17, 2011, as amended on October 14, 2011, December 12, 2011, December 15, 2011, January 12, 2012, May 7, 2012 and July 9, 2012 (the “Schedule 13D”), by the Aegir Parties, the Lake Union Parties and the Columbia Pacific Parties relating to ordinary shares in the form of American Depositary Shares (“ADSs”) issued by ChinaEDU Corporation (the “Issuer” or the “Company”), the principal executive office of which is located at 4th Floor-A, GeHua Building, No. 1 QinglongHutong, Dongcheng District, Beijing, 100007 People’s Republic of China. Capitalized terms used but not otherwise defined in this Amendment shall have the meanings ascribed to such terms in the Schedule 13D.

The cover pages previously filed by the Aegir Parties remain unchanged. Any items that are reported are deemed to amend and supplement the existing items in the Schedule 13D. Capitalized terms used in this Amendment and not defined herein have the respective meanings ascribed to such terms in the Schedule 13D, as previously amended.

Item 3.      Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended by the addition of the following:

Lake Union Parties

The 14,100 Ordinary Shares in the form of ADSs purchased by Lake Union Parties since July 6, 2012 were acquired by Lake Union Capital Fund, L.P. for an aggregate purchase price of approximately $25,009 and were acquired with the investment capital of Lake Union Fund, as more fully detailed in Item 5 herein.

Columbia Pacific Parties

The 449,247 Ordinary Shares in the form of ADSs purchased by the Columbia Pacific Parties since July 6, 2012 were acquired by the Columbia Pacific Parties for an aggregate purchase price of approximately $760,304 and were acquired with the investment capital of the Columbia Pacific Parties, as more fully detailed in Item 5 herein.

Item 4.       Purpose of Transaction.

The second, third and fourth paragraphs of Item 4 of the Schedule 13D are hereby amended and restated by the following:

The Lake Union Parties acquired their interests in the Company between April 7, 2008 and August 9, 2012, and presently hold approximately 5.3% of the Company’s Ordinary Shares in the form of ADSs. The purchases of the ADSs were made in the Lake Union Parties’ ordinary course of business and were not made for the purpose of acquiring control of the Company.

The Columbia Pacific Parties acquired their interests in the Company between August 7, 2008 and August 16, 2012, and presently hold approximately 17.4% of the Company’s Ordinary Shares in the form of ADSs. The purchases of the ADSs were made in the Columbia Pacific Parties’ ordinary course of business and were not made for the purpose of acquiring control of the Company.

CUSIP No. 16945L107	SCHEDULE 13D	Page 12 of 20

The Aegir Parties, Lake Union Parties and the Columbia Pacific Parties formed The ChinaEDU Value Realization Committee (the “Committee”) for the purposes described below. The Committee may be deemed to be a group under Section 13(d) of the Securities Exchange Act of 1934 representing approximately 31.8% of the Company’s outstanding Ordinary Shares in the Form of ADSs.

Item 4 of the Schedule 13D is hereby amended and supplemented by the following:

The Reporting Persons have engaged Stifel, Nicolaus & Co. (“Stifel”) to act as their exclusive financial advisor with respect to the sale of their investment in the Company. The Reporting Persons anticipate Stifel will contact potential strategic and financial buyers, the Company, and other shareholders in connection with this engagement. The Reporting Persons believe this engagement may lead prospective buyers to consider an acquisition of all or a majority of the Company’s Ordinary Shares in the form of ADSs (a “Control Transaction”). Stifel may seek to advise a prospective buyer or the Company in connection with a Control Transaction, and the Reporting Persons may encourage Stifel to do so. As currently contemplated, the Reporting Persons’ agreement with Stifel would be terminated prior to or contemporaneously with Stifel’s agreement to be engaged by such other party. The foregoing summary of this engagement is qualified by reference to the text of the Engagement Letter, a copy of which is attached as Exhibit 99.5 to this Schedule 13D and is incorporated herein by reference.

Item 5.      Interest in Securities of the Issuer.

The first paragraph in Item 5 is hereby amended and restated by the following:

By virtue of the understanding reached between the Reporting Persons described in Item 4, the Reporting Persons may be deemed to have formed a “group” within the meaning of Section 13(d)(3) of the Securities Act of 1934. Collectively, the group may be deemed to have voting control over a combined 17,120,415 of the Ordinary Shares in the form of ADSs of the Issuer.

The information under the heading “Lake Union Parties” in Item 5 is hereby amended and restated by the following:

Lake Union Parties

(a)	As of the close of trading on August 16, 2012, (i) Lake Union Capital Fund, L.P. directly beneficially owns (as that term is defined in Rule 13d-3 under the Act) 2,856,021 Ordinary Shares in the form of ADSs over which it has sole voting and dispositive power.

CUSIP No. 16945L107	SCHEDULE 13D	Page 13 of 20

Lake Union Capital Management, LLC is the investment manager and general partner of Lake Union Capital Fund, L.P. and, as such, may be deemed to have sole voting and dispositive power over the Ordinary Shares in the form of ADSs directly beneficially owned by Lake Union Capital Fund, L.P. and, accordingly, may be deemed to indirectly beneficially own such shares.

Mr. Self is the managing member of Lake Union Capital Management, LLC. In such capacity, Mr. Self controls the trading of securities held by Lake Union Capital Fund L.P. As a result of such role and otherwise by virtue of his relationship to Lake Union Capital Fund, L.P. and Lake Union Capital Management LLC, Mr. Self may be deemed to have sole voting and dispositive power over the Ordinary Shares in the form of ADSs directly beneficially owned by Lake Union Capital Fund, L.P. and, accordingly, may be deemed to indirectly beneficially own such shares.

The 5.3% of the Ordinary Shares in the form of ADSs beneficially owned by each of Lake Union Capital Fund, L.P., Lake Union Capital Management, LLC and Mr. Self are based on 53,804,980 Ordinary Shares in the form of ADSs that were outstanding as of December 31, 2011 (as set forth on the Issuer’s Form 20-F filed April 27, 2012 with the Securities and Exchange Commission).

Lake Union Capital Management LLC and Mr. Self disclaim beneficial ownership of the Ordinary Shares in the form of ADSs held by Lake Union Capital Fund, L.P., except to the extent of their pecuniary interest therein.

(b)	The response to Item 5(a) above under the heading “Lake Union Parties” is incorporated herein by reference.

(c)	The trading dates, number of Ordinary Shares in the form of ADSs purchased and sold and price per share for all transactions in the Ordinary Shares in the form of ADSs since the most recent filing by the Lake Union Parties were all effected in unsolicited broker transactions on the NASDAQ Global Market as set forth in Schedule B.

Other than the acquisition of the 14,100 shares of the Issuer’s Ordinary Shares in the form of ADSs set forth on Schedule B hereto, the Lake Union Parties have not engaged in any transactions in the Issuer’s Ordinary Shares in the form of ADSs since the most recent filing.

(d)	The response to Item 5(a) above under the heading “Lake Union Parties” is incorporated herein by reference.

(e)	Not applicable.

CUSIP No. 16945L107	SCHEDULE 13D	Page 14 of 20

The information under the heading “Columbia Pacific Parties” in Item 5 is hereby amended and restated by the following:

Columbia Pacific Parties

(a)	As of the close of trading on August 16, 2012, (i) Columbia Pacific Opportunity Fund, L.P. directly beneficially owns (as that term is defined in Rule 13d-3 under the Act) 9,388,026 Ordinary Shares in the form of ADSs over which it has sole voting and dispositive power.

Columbia Pacific Advisors, LLC is the advisor and sole general partner of Columbia Pacific Opportunity Fund, L.P. and, as such, may be deemed to have sole voting and dispositive power over the Ordinary Shares in the form of ADSs directly beneficially owned by Columbia Pacific Opportunity Fund, L.P., and, accordingly, may be deemed to indirectly beneficially own such shares.

Mr. Washburn, Daniel R. Baty, Stanley L. Baty and Brandon D. Baty are the managing members of Columbia Pacific Advisors, LLC. In such capacity, Mr. Washburn, Daniel R. Baty, Stanley L. Baty and Brandon D. Baty control the trading of securities held by Columbia Pacific Opportunity Fund, L.P. As a result of such role and otherwise by virtue of their relationship to Columbia Pacific Opportunity Fund, L.P. and Columbia Pacific Advisors, LLC, each may be deemed to have sole voting and dispositive power over the Ordinary Shares in the form of ADSs directly beneficially owned by Columbia Pacific Opportunity Fund, L.P. and, accordingly, may be deemed to indirectly beneficially own such shares.

The 17.4% of the Ordinary Shares in the form of ADSs beneficially owned by each of Columbia Pacific Opportunity Fund, L.P., Columbia Pacific Advisors, LLC, Mr. Washburn, Daniel R. Baty, Stanley L. Baty and Brandon D. Baty are based on 53,804,980 Ordinary Shares in the form of ADSs that were outstanding as of December 31, 2011 (as set forth on the Issuer’s Form 20-F filed April 27, 2012 with the Securities and Exchange Commission).

Columbia Pacific Advisors, LLC, Mr. Washburn, Daniel R. Baty, Stanley L. Baty and Brandon D. Baty disclaim beneficial ownership of the Ordinary Shares in the form of ADSs held by Columbia Pacific Opportunity Fund, L.P., except to the extent of their pecuniary interest therein.

(b)	The response to Item 5(a) above under the heading “Columbia Pacific Parties” is incorporated herein by reference.

(c)	The trading dates, number of Ordinary Shares in the form of ADSs purchased and sold and price per share for all transactions in the Ordinary Shares in the form of ADSs since the most recent filing by the Columbia Pacific Parties were all effected in unsolicited broker transactions on the NASDAQ Global Market as set forth in Schedule C.

CUSIP No. 16945L107	SCHEDULE 13D	Page 15 of 20

Other than the acquisition of the 449,247 shares of the Issuer’s Ordinary Shares in the form of ADSs set forth on Schedule C hereto, the Columbia Pacific Parties have not engaged in any transactions in the Issuer’s Ordinary Shares in the form of ADSs since the most recent filing.

(d)	The response to Item 5(a) above under the heading “Columbia Pacific Parties” is incorporated herein by reference.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented by the following:

The Reporting Persons have engaged Stifel to act as their exclusive financial advisor with respect to the sale of their investment in the Company. The Reporting Persons anticipate Stifel will contact potential strategic and financial buyers, the Company, and other shareholders in connection with this engagement. The Reporting Persons believe this engagement may lead prospective buyers to consider a Control Transaction. Stifel may seek to advise a prospective buyer or the Company in connection with a Control Transaction, and the Reporting Persons may encourage Stifel to do so. As currently contemplated, the Reporting Persons’ agreement with Stifel would be terminated prior to or contemporaneously with Stifel’s agreement to be engaged by such other party. The foregoing summary of this engagement is qualified by reference to the text of the Engagement Letter, a copy of which is attached as Exhibit 99.5 to this Schedule 13D and is incorporated herein by reference.

Item 7. Material to Be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended to add the following exhibit:

Exhibit	Description
99.5	Letter Agreement, dated August 16, 2012 by and between Stifel, Nicolaus & Company, Incorporated and the Shareholder Group

CUSIP No. 16945L107	SCHEDULE 13D	Page 16 of 20

SIGNATURE

   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 17, 2012

New Vernon Aegir Master Fund Ltd.

By: New Vernon Partners LLC

/s/ Barton S. Aronson

Name: Barton S. Aronson, Authorized Signatory for Trent Stedman

Dated: August 17, 2012

New Vernon Investment Management LLC

By: Trent Stedman

/s/ Barton S. Aronson

Name: Barton S. Aronson, Authorized Signatory for Trent Stedman

Dated: August 17, 2012

New Vernon Partners LLC

By: Trent Stedman

/s/ Barton S. Aronson

Name: Barton S. Aronson, Authorized Signatory for Trent Stedman

Dated: August 17, 2012

/s/ Barton S. Aronson

Name: Barton S. Aronson, Authorized Signatory for Trent Stedman

Dated: August 17, 2012

/s/ Barton S. Aronson

Name: Barton S. Aronson, Authorized Signatory for Thomas Patrick

CUSIP No. 16945L107	SCHEDULE 13D	Page 17 of 20

Dated: August 17, 2012

Lake Union Capital Fund, LP

By: Lake Union Capital Management, LLC

/s/ Michael Self

Name: Michael Self

Title: General Partner

Dated: August 17, 2012

Lake Union Capital Management, LLC

/s/ Michael Self

Name: Michael Self

Title: Managing Member

Dated: August 17, 2012

/s/ Michael Self

Name: Michael Self

Dated: August 17, 2012

Columbia Pacific Opportunity Fund, L.P.

By: Columbia Pacific Advisors, LLC

/s/ Alexander B. Washburn

Name: Alexander B. Washburn

Title: Managing Member of Columbia Pacific Advisors, LLC

Dated: August 17, 2012

Columbia Pacific Advisors, LLC

/s/ Alexander B. Washburn

Name: Alexander B. Washburn

Title: Managing Member of Columbia Pacific Advisors, LLC

Dated: August 17, 2012

/s/ Alexander B. Washburn

Name: Alexander B. Washburn

CUSIP No. 16945L107	SCHEDULE 13D	Page 18 of 20

Dated: August 17, 2012

/s/ Daniel R. Baty

Name: Daniel R. Baty

Dated: August 17, 2012

/s/ Stanley L. Baty

Name: Stanley L. Baty

Dated: August 17, 2012

/s/ Brandon D. Baty

Name: Brandon D. Baty

CUSIP No. 16945L107	SCHEDULE 13D	Page 19 of 20

SCHEDULE B

TRANSACTIONS BY THE LAKE UNION PARTIES

Reporting Person	Date	Transaction	Number of ADSs (1) Purchased	Underlying Ordinary Shares of Such ADSs	Approximate Price Per ADS (excluding commissions)
Lake Union Capital Fund, L.P.	7/09/2012	BUY	900	300	5.68
Lake Union Capital Fund, L.P.	7/10/2012	BUY	3,600	1,200	5.58
Lake Union Capital Fund, L.P.	7/17/2012	BUY	600	200	5.34
Lake Union Capital Fund, L.P.	7/18/2012	BUY	300	100	5.33
Lake Union Capital Fund, L.P.	7/20/2012	BUY	900	300	5.42
Lake Union Capital Fund, L.P.	7/23/2012	BUY	300	100	5.09
Lake Union Capital Fund, L.P.	7/24/2012	BUY	1,200	400	5.21
Lake Union Capital Fund, L.P.	7/25/2012	BUY	600	200	5.15
Lake Union Capital Fund, L.P.	7/27/2012	BUY	900	300	4.89
Lake Union Capital Fund, L.P.	7/31/2012	BUY	600	200	5.11
Lake Union Capital Fund, L.P.	8/01/2012	BUY	300	100	4.96
Lake Union Capital Fund, L.P.	8/02/2012	BUY	300	100	4.90
Lake Union Capital Fund, L.P.	8/08/2012	BUY	600	200	4.77
Lake Union Capital Fund, L.P.	8/09/2012	BUY	3,000	1,000	5.34

(1) American Depositary Shares, each representing three Ordinary Shares, par value US $0.01 per share

CUSIP No. 16945L107	SCHEDULE 13D	Page 20 of 20

SCHEDULE C

TRANSACTIONS BY THE COLUMBIA PACIFIC PARTIES

Reporting Person	Date	Transaction	Number of ADSs (1) Purchased	Underlying Ordinary Shares of Such ADSs	Approximate Price Per ADS (excluding commissions)
Columbia Pacific Opportunity Fund, L.P.	7/09/2012	BUY	1,900	5,700	5.74
Columbia Pacific Opportunity Fund, L.P.	7/10/2012	BUY	5,100	15,300	5.69
Columbia Pacific Opportunity Fund, L.P.	7/11/2012	BUY	1,300	3,900	5.56
Columbia Pacific Opportunity Fund, L.P.	7/12/2012	BUY	3,289	9,867	5.55
Columbia Pacific Opportunity Fund, L.P.	7/13/2012	BUY	1,000	3,000	5.74
Columbia Pacific Opportunity Fund, L.P.	7/16/2012	BUY	1,800	5,400	5.50
Columbia Pacific Opportunity Fund, L.P.	7/17/2012	BUY	8,200	24,600	5.35
Columbia Pacific Opportunity Fund, L.P.	7/18/2012	BUY	1,900	5,700	5.41
Columbia Pacific Opportunity Fund, L.P.	7/19/2012	BUY	5,500	16,500	5.35
Columbia Pacific Opportunity Fund, L.P.	7/20/2012	BUY	5,749	17,247	5.34
Columbia Pacific Opportunity Fund, L.P.	7/23/2012	BUY	4,699	14,097	5.24
Columbia Pacific Opportunity Fund, L.P.	7/24/2012	BUY	7,000	21,000	5.16
Columbia Pacific Opportunity Fund, L.P.	7/25/2012	BUY	8,275	24,825	5.12
Columbia Pacific Opportunity Fund, L.P.	7/26/2012	BUY	11,700	35,100	5.06
Columbia Pacific Opportunity Fund, L.P.	7/27/2012	BUY	11,598	34,794	4.89
Columbia Pacific Opportunity Fund, L.P.	7/30/2012	BUY	800	2,400	5.06
Columbia Pacific Opportunity Fund, L.P.	7/31/2012	BUY	2,900	8,700	5.11
Columbia Pacific Opportunity Fund, L.P.	8/01/2012	BUY	2,600	7,800	5.02
Columbia Pacific Opportunity Fund, L.P.	8/02/2012	BUY	12,325	36,975	4.75
Columbia Pacific Opportunity Fund, L.P.	8/03/2012	BUY	12,349	37,047	4.55
Columbia Pacific Opportunity Fund, L.P.	8/06/2012	BUY	9,859	29,577	4.74
Columbia Pacific Opportunity Fund, L.P.	8/07/2012	BUY	8,405	25,215	4.66
Columbia Pacific Opportunity Fund, L.P.	8/08/2012	BUY	100	300	4.84
Columbia Pacific Opportunity Fund, L.P.	8/09/2012	BUY	3,600	10,800	5.04
Columbia Pacific Opportunity Fund, L.P.	8/10/2012	BUY	2,900	8,700	5.32
Columbia Pacific Opportunity Fund, L.P.	8/13/2012	BUY	4,400	13,200	5.25
Columbia Pacific Opportunity Fund, L.P.	8/14/2012	BUY	2,001	6,003	5.35
Columbia Pacific Opportunity Fund, L.P.	8/15/2012	BUY	900	2,700	5.37
Columbia Pacific Opportunity Fund, L.P.	8/16/2012	BUY	7,600	22,800	5.37

(1) American Depositary Shares, each representing three Ordinary Shares, par value US $0.01 per share